UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Tecogen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87876P102

(CUSIP Number)

 Vincent S. Capone
Michaelson Capital Partners, LLC
509 Madison Avenue Suite 2210 New York, NY 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87876P102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michaelson Capital Special Finance Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,197,537
	8.	SHARED VOTING POWER 1,197,537
	9.	SOLE DISPOSITIVE POWER 1,197,537
	10.	SHARED DISPOSITIVE POWER 1,197,537

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,537
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 87876P102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common Stock, par value $0.001 per share, Tecogen, Inc. 45 First Ave, Waltham, MA 02451.

Item 2.  Identity and Background.

Michaelson Capital Special Finance Fund, LP, a Delaware limited partnership, 509 Madison Avenue, Suite 2210, New York, NY 10022.

Item 3.  Source or Amount of Funds or Other Consideration.

Working Capital.

Item 4.  Purpose of Transaction.

We may have an interest in an extraordinary corporate transaction with issuer.

Item 5.  Interest in Securities of the Issuer.

1,197,537 (5.7%)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 87876P102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/17 Date

/s/ Vincent S. Capone Signature

Vincent S. Capone Name/Title